UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 thereunder

DE ACQUISITION 1, INC.
(Exact name of registrant as specified in its corporate charter)

000-53924
 (Commission File No.)

Delaware	27-2205602
(State of Incorporation)	(IRS Employer Identification No.)

6046 FM 2920, Suite 619
Spring, Texas 77379
 (Address of principal executive offices)

(713) 410-4596
 (Registrant’s telephone number)
____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

DE ACQUISITION 1, INC.

6046 FM 2920, Suite 619
Spring, Texas 77379

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about September 7, 2010, to the sole shareholder of record at the close of business on August 23, 2010 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Shares”) of DE Acquisition 1, Inc., a Delaware corporation (the “DE Acquisition”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by a share purchase agreement, dated August 23, 2010 (the “Share Exchange Agreement”), by and among DE Acquisition, Ruth Shepley (“Shepley”), and Lin-Chu Chu (hereinafter referred to as ( the “Parties”) and the shareholders (the “Shareholders”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to AJ Acquisition.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on September 7, 2010.

On the Record Date, 10,000 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On August 23, 2010, we entered into the Share Exchange Agreement, pursuant to which Lin-Chi Chu acquired all of the issued and outstanding shares of the capital stock of DE Acquisition in exchange for 10,000 Common Shares, representing approximately 100% of the issued and outstanding equity interest and voting rights of the Company. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Ms. Shepley submitted his resignation from our Board of Directors and appointed Lin-Chi Chu to our Board of Directors. Ms. Shepley’s resignation and the appointment of Mr. Chu will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock immediately following execution of the Share Exchange Agreement by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

Title of Class	Name of Beneficial Owner of Shares	Position	Amount of shares held by Owner	Percent of Class (1)

Common	Lin-Chi Chu	Chief Executive Officer, President, Director	10,000
Common	Michael Kuo	Chairman	0
Common	Robert Young	Chief Financial Officer and Director	0
Common	Jay Mahr	Chief Operating Officer and Director	0
Common	Ning-Ching Chin	Director	0

All Executive Officers, Directors as a Group (5 persons)				100%

(1)	The percentages listed in the percent of class column are based upon 10,000 issued and outstanding shares of Common Stock.

 Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

 Prior to the consummation of the Share Purchase Agreement, our Board of Directors consisted of one member, Ms. Ruth Shepley, who was elected to serve until her successor is duly elected and qualified.  Ms. Shepley has submitted letters of resignation and Mr. Chu has been appointed to our Board of Directors, Michael Kuo was appointed to serve as the Chairman of our Board of Directors, Robert Young was appointed to serve as Chief Financial Officer, Jay Mahr was appointed to serve as Chief Operating Officer of the Corporation, and Ning-Ching Chin was appointed to serve as a member of the Board of Directors of the Corporation.  Ms. Shepley’s resignation and the appointments of the officers and directors will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	POSITION
Lin-Chi Chu (1)	Chief Executive Officer and Director
Robert Young (1)	Chief Financial Officer
Michael Kuo (1)	Chairrnan
Jay Mahr (1)	Chief Operating Officer
Ning-Ching Chin (1)	Board of Director
Ruth Shepley (2)	Director

(1)      Will become a director on the Effective Date.

(2)      Former Chief Executive Officer prior to August 23, 2010 and current director until the Effective Date.

Mr. Lin-Chi Chu.

Jim Lin-Chi Chu has an Honorary Doctorate of Business Management from Armstrong University, an MBA from National Chengchi University, and his Bachelors of Business Administration from the Chinese Cultural University. He is the founder and President of the Mandarin Business Association in New York, the Chairman of the Minority Business Association, founder and Co-Chairman of the Asian American Small Business Alliance, and the President of the Product Safety Association International.

Mr. Chu has been the President of SuperMED Consultants International, Inc. since 2003 and Universal Power Energy, Inc. since 2009. SuperMED is an international strategy and consulting firm based in New York. In his capacity, Mr. Chu offer clients a broad range of fully integrated services in areas that include assurance and advisory, management, financial, technology and human capital consulting. SuperMED client service teams, work closely with clients to create powerful business solutions for organizations in the United States and around the world. UP-Energy is an international strategic firm that deals with clients in the fields of alternative energy – from hydro energy, biological energy, solar energy, wind energy, to geothermal energy. The main goal of UP-Energy is to assist in the development of these sources so that there is less reliance on crude oil and coal. Mr. Chu works tirelessly for this so that there will be less carbon emitted into our environment, leading to a healthier society.

Mr. Robert Young

Robert Young has over 20 years of financial and banking experience ranging from Investment Banking and Asset Management at Barclays Capital, Private Banking and International Banking at JP Morgan Chase, as well as Financial Services with Charles Schwab & Co., Inc.  In 2000, Robert is also a founder of Strategic Equity Capital LLC, a hedge fund managed over $100MM of client’s assets ever since.  Robert is also a board member for YMCA of Greater New York, International Red Cross and American Cancer Society.  In 2010 Robert Young has been elected as Asian and Pacific Islanders Honorary Committee for The Minority Business Development Agency, Northeast Region, U.S. Department of Commerce.

Mr. Michael Kuo

Michael Tze-Long Kuo was born in Taipei, Taiwan in 1951. He has been the President of the Michael Kuo Corporation, also known as the Michelle Kuo Corporation (USA), since he founded it in 1998. It is a general contracting company specializing in the construction of commercial retail spaces. The company is an approved contractor for Dunkin’ Donuts, Subway Restaurants, Checkers, Five Guys Burgers & Fries, Little Caesars, Taco Bell, Papa John’s Pizza, and Domino’s Pizza.

In 2007, Michael Kuo co-founded the Ever Thrive Energy Technology Co. Ltd in Taiwan. He still currently serves as the President of this company, which operates the business of handling waste rubber tires and lubricant oil.

Michael Kuo has been an Advisor to the International Leadership Foundation and President of the Chinese American Business Association since 2004. He briefly served as the President of the International 20K1 Flushing Center Lions Clubs in 1998. Since 2007, he has been a member of the Asian and Pacific Islanders Honorary Committee for the New York Regional MED Week in the Minority Business Development Agency, U.S. Department of Commerce.

Mr. Jay Mahr

Jay jointly founded and developed Sino-American Financial Investment Enterprises and Henderson Realty Corporation, and he has held the position of President at both companies since 2001. The companies specialize in joint venture investments and real estate developments respectively. His prior experiences include Director of Financial Planning at TargetSales, a major regional real estate developer in New Jersey; and Director of Marketing at MetLife in charge of marketing financial services to the Asian markets in the Northeastern Territory, which includes seven states from Maine to New York. Jay is also active in community services, and he has been a member of the U.S. Department of Commerce and Minority Business Development Agency’s MED Week’s Asian and Pacific Islander Honorary Committee since 2009. Jay obtained a BA in Economics from Columbia University and a MBA in Finance from New York University.

Mr. Ning-Ching Chin

Ning Ching Chin (Paul) was born in Mainland China and moved to Taiwan when he was two years old with his parents in 1949. He received his higher education at the Chung Cheng Institute of Technology in 1970, where he majored in Electrical Engineering. He served as an electronic officer for the Republic of China Air Force. He also served R.O.C. President Jiang Jie Shi and his son Jiang Jing Guo for eight and a half years. From 1981 to 1982, Ning-Ching Chin conducted research at the Chung Shan Research Institute. In 1983, he relocated to Pennsylvania to start his career as a mushroom farmer, which he did for three years. Later, he moved to New York and formed his own company, Accutech Electronic System. Ning-Ching Chin is a Buddhist and devoted his time to research Buddhism around the year 1991. Ever since then, he has been an avid vegetarian. He has always offered his help to those who in need. He often volunteers to help charitable organizations such as the Taiwan Buddhist Tzu-Chi Foundation and the I.B.P.S., both based in Flushing, New York. Currently, Ning-Ching Chin also serves on the Asian and Pacific Islanders Honorary Committee for NY Regional MED Week of the Minority Business Development Agency in the U.S. Department of Commerce.

Ms. Ruth Shepley.

Ruth Shepley, age 65, has been president of Financial Broker Relations, Inc. a financial consulting company, since 1998.

Ms Shepley has owned and operated several small businesses during the last 30 years.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended February 28, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company’s executive officers did not receive any compensation or other remuneration in their capacity as such during the year ended February 28, 2010.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended February 28, 2010.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at February 28, 2010. No equity awards were made during the fiscal year ended February 28, 2010.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended February 28, 2010.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended February 28, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended February 28, 2010.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended February 28, 2010.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2010 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, DE Acquisition 1, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 7, 2010

DE Acquisition 1, Inc.

/s/ Ruth Shepley
Ruth Shepley
Chief Executive Officer and President